December 14, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Scot Foley

SEC Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

5650 Colleyville Blvd,

Colleyville, Texas 76034

PH: 817-281-3200

Re:	Unique Underwriters, Inc.

Amendment No. 14 to Registration Statement on Form S-1

Filed August 7, 2012

File No. 333-172850

Dear Mr. Foley:

This letter is submitted on behalf of Unique Underwriters, Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Registration Statement on Form S-1 (filed March 16, 2011, Registration No. 333-172850) (the “S-1 Registration Statement”), as set forth in your letter to Mr. Sam Wolfe dated November 29, 2012. We are filing via EDGAR Amendment No. 1 to the S-1 Registration Statement (“Amendment No. 1”) in response to the Staff’s comments. For reference purposes, the text of your letter dated November 29, 2012 has been reproduced herein, with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 1 that have been revised in response to the comment.

Comment Responses:

General

1. Please update your financial information and related disclosures to include the quarter ended September 30, 2012 as required by Rule 3-12 of Regulation S-X.

RESPONSE: - We have provided updated financial information throughout our filing for the quarter ended September 30, 2012.

Note 1 Summary of Significant Accounting Policies

Revenue Recognition, page 37

2. We acknowledge your response to prior comment 2. Please disclose your accounting for customer deposits and your refund policy similar to that provided in your response. In your revised disclosure clarify that the customer deposit is strictly related to your Executive Membership Package and quantify the amount of deposits refunded or provide a statement that the refunds were not material, if true. Please also disclose how you determine whether the customer deposits are used for additional leads or for memberships after an Executive Member cancels their direct mail service.

RESPONSE: - We have added the following paragraph under “Revenue Recognition” in Note 1 to the financial statements:

The customer deposit is strictly related to the Executive Membership Package. After submitting a $500 deposit, an Executive Member can request that the Company directly mail letters to new home owners and/or senior citizens to generate new direct mail response leads. The Company refunds these deposits back to Executive Members when they no longer request that the Company directly mail letters to new home owners and/or senior citizens to generate new direct mail response leads. However, the Executive Members may also apply these deposits towards the leads sale or membership fees in the future. After the Executive Member cancels his or her direct mail service, he or she has the choice to use these deposits for additional leads, request that the deposits be applied towards membership, or ask for refunds. If the deposits are used for additional leads, revenue is recognized when services are realized or realizable and earned. If the deposits are used for membership fees, revenue is recognized over the length of membership period. If the deposits are refunded then no revenue is recognized. For the fiscal year ended June 30, 2010, the Company refunded $1,000 to Executive Members; for the fiscal year ended June 30, 2011, the Company refunded $28,354 to Executive Members; for the fiscal year ended June 30, 2012, the Company refunded $9,845 to Executive Members.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenues, page 42

3. Please describe the “new advertising programs and marketing agreements” that you implemented during the fiscal year ended June 30, 2012 and estimate the increases in direct mail, lead generation, lead revenue, and sales of new policies that you believe resulted from these new programs and agreements.

RESPONSE: - We have replaced the previous paragraph under “Revenues” relating to these new advertising programs and marketing agreements with the following more detailed description:

Our revenue figure increased during the year ended June 30, 2012 due to the implementation of the following new advertising programs and marketing agreements:

1) We began to run at least 30 advertisements per week on Monster.com and at least 15 advertisements per week on Craigslist.com in an effort to recruit new agents with a strong work ethic, a willingness to adapt to our proven sales processes and who were dedicated to providing excellent service.

2) We began to host a weekly national conference call, which is promoted to all licensed agents, to not only serve as a recruiting and marketing tool for the Company, but to inform agents of new direct mail areas of coverage, where the leads were coming in from and the benefits of our membership packages.

3) We reprogrammed our web site to send out a series of auto responders to those individuals who submit inquiries through the site. The auto responses are geared to a particular inquiry and are based on the status of the inquirer (e.g., licensed agent, non-licensed individual).

4) We added GWJ Company, a Texas corporation (“GWJ”), as a mailing service in addition to America’s Recommended Mailers Inc. (“ARM”). GWJ is cheaper than ARM which allowed us to increase the number of direct mail being sent out on a monthly basis.

All of the above allowed us to increase the number of agents working for the Company, which in turn increased our revenue which allowed us to increase the number of pieces of direct mail being sent out to prospective clients. In turn, more direct mail being sent out equates to more leads coming in for our agents to pursue, which in turn meant more lead revenue and ultimately more insurance policies being sold, which meant even more revenue for the Company. We estimate that these new programs and agreements led to the following increases:

1)	Direct Mail – For the year 2012, we sent out an additional 200,000 pieces of direct mail over what was sent out in 2011
2)	Lead Generation – For the year 2012, we obtained 28,873 leads, which was 1,932 leads greater than 2011 (7%)
3)	Lead revenue – For the year 2012, our lead revenue was equal to $750,690, which was $50,227 greater than 2011 (7%)
4)	Commissions from sales of new policies - For the year 2012, we earned sales commissions of $1,741,975 which was 30% greater than 2011.

Executive Compensation

Summary Compensation Table, page 46

4. We note your response to our prior comment 5. Please state whether this corporate housing payment was intended as a one-time benefit or whether you intend for it to continue indefinitely.

RESPONSE: - We have added a statement both in Note 4 to the financial statements and in footnote 2 to the Summary Compensation Table clarifying that this corporate housing payment was a one-time benefit.

5. We note your response to our prior comment 6. In footnote 1, please state that this bonus payment is provided for through the Employment Agreement filed as Exhibit 10.5 and explain that the term “submitted production” is defined as insurance business submitted to you through Mr. Wolfe’s efforts. Further, please describe how the efforts of Mr. Wolfe resulted in a gross amount of $2,415,900, which is nearly 97% of the total amount of commissions you generated in the fiscal year ended June 30, 2012.

RESPONSE: - We have amended the Employment Agreement in order to clarify how the bonus payment is determined, among other things. This amendment is now included as part of Exhibit 10.5. With respect to the bonus payment, we have revised footnote 2 to the Summary Compensation Table to clarify that the bonus is in the amount of 5% of total annual revenue received by the Company and to state that this bonus payment is provided for through the Employment Agreement, as amended by the First Amendment thereto, filed as Exhibit 10.5. The amendment to the Employment Agreement includes, in relevant part, an amendment and restatement of Section 3.1 b. of Article III of the Employment Agreement in its entirety, to read as follows:

“an amount equal to 5% of Total Annual Revenue received by Employer, described below, determined on a cash basis during each calendar year, provided and on the condition that Employee’s employment by Employer is not terminated by Employer pursuant to Article IV hereof. “Total Annual Revenue” shall be defined herein the total revenue received by Employer during its fiscal year from all sources, including but not limited to, insurance commissions, leads and sales of membership packages. All payments due under this Section 3.1 shall be paid within thirty (30) days after determination of the Total Annual Revenue by Employer.”

Employment Agreements, page 46

6. We note your response to our prior comment 7. Please state, if true, that Mr. Wolfe may only voluntarily terminate his employment with Mr. Simpson’s consent and please provide the definitions of Employer and Employee as set forth in the agreement.

RESPONSE: - We have revised the language describing Mr. Wolfe’s employment agreement to remove the references to “Employer” and “Employee” and instead refer to “the Company” and “Mr. Wolfe” to remove any confusion. In addition, we have revised the description of the termination provision of Mr. Wolfe’s Employment Agreement to reflect a change made by the First Amendment, which is now included as part of Exhibit 10.5, to remove the implication that Mr. Wolfe may only voluntarily terminate his employment with Mr. Simpson’s consent. The First Amendment includes, in relevant part, an amendment and restatement of Section 4.1 d. of Article IV of the Employment Agreement in its entirety, to read as follows:

“if Employee should voluntarily terminate his employment with Employer.”

7. Please provide revised disclosure, as appropriate, reconciling the discrepancy in Mr. Wolfe’s base salary as disclosed in Note 4 to the financial statements and in the agreement indicating that his base salary is $100,000 with the disclosure in the Summary Compensation Table suggesting that his base salary is $130,000.

RESPONSE: - This discrepancy is the result of an increase in Mr. Wolfe’s base salary, from $100,000 to $130,000, which was not previously reflected in the notes to the financial statements. We have revised Note 4 to the financial statements to reflect this change. This salary increase is also memorialized in the First Amendment to Mr. Wolfe’s Employment Agreement, which is now included as part of Exhibit 10.5.

Very truly yours,

Signed by Samuel Wolfe, CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC